September 22, 2011

U.S. Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549-7010
Attention:	John Hartz Senior Assistant Chief Accountant

	Re:	Metalico, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 15, 2011 Form 10-Q for Fiscal Quarter Ended June 30, 2011 Filed July 28, 2011 File No. 1-32453
Dear Mr. Hartz:
          Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of September 6, 2011 setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010 (the “10-K”) and Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2011 (the “10-Q”). The following information is submitted in response to your numbered comments.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
          The Company will comply with the Commission’s requests in its responses.

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 22, 2011

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Critical Accounting Policies, page 30
Goodwill, page 31
2.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate of individually, could materially impact your operating results. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.
          The Company will comply with the Commission’s request in future filings. Set forth below is a modified description of our critical accounting policies for goodwill and other intangibles and long-lived assets for the year ending December 31, 2010. A form of the following (updated to December 31, 2011) will be included in the Company’s Annual Report on Form 10-K for the year ending December 31, 2011, expected to be filed in March 2012:
          Goodwill: The carrying amount of goodwill is tested annually as of December 31 and whenever events or circumstances indicate that impairment may have occurred. Judgment is used

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 22, 2011

in assessing whether goodwill should be tested more frequently for impairment than annually. Factors such as unexpected adverse economic conditions, competition and other external events may require more frequent assessments.
          The goodwill impairment test follows a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of goodwill, an impairment loss will be recognized in an amount equal to that excess.
          In determining the carrying value of each reporting unit, management allocates net deferred taxes and certain corporate maintained liabilities specifically allocable to each reporting unit to the net operating assets of each reporting unit. The carrying amount is further reduced by any impairment charges made to other indefinite lived intangibles of a reporting unit.
          Since market prices of our reporting units are not readily available, we make various estimates and assumptions in determining the estimated fair values of the reporting units. The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. We use a five-year discounted cash flow model (DCF Model) and a market approach to estimate the current fair value of our reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF Model to forecast operating cash flows, including sales volumes, profit margins, tax rates, capital spending, discount rate, and working capital changes. Forecasts of operating and selling, general and administrative expenses are generally based on historical relationships of previous years. Each of these estimates is subject to significant management judgment; however, we believe each to be reasonable based on currently available information regarding current and expected operations. Changes in these estimates or the economic environment in which we operate can have a significant impact on the determination of cash flows and fair value and could potentially result in future material impairments.
          When applying the DCF Model, the cash flows expected to be generated are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. This return is an overall rate based upon the individual rates of return for invested capital (equity and interest-bearing debt). The return, known as the weighted average cost of capital (WACC), is calculated by weighting the required returns on interest-bearing debt and common equity in proportion to their estimated percentages in an expected capital structure. For our 2010 analysis, we arrived at a discount rate of 17.2%. The inputs used in calculating the WACC include (i) average of capital structure ratios used in previous Metalico acquisition valuations, (ii) an estimate of combined federal and state tax rates (iii) the cost of Baa rated debt based on Moody’s Seasoned Corporate Bond Yields of 6.10% as

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 22, 2011

of December 1, 2010, and (iv) a 22.0% required return on equity determined under the Modified Capital Asset Pricing (CAPM) model.
          If the carrying amount of a reporting unit that contains goodwill exceeds fair value, a possible impairment would be indicated. If a possible impairment is indicated, the implied fair value of goodwill would be estimated by comparing the fair value of the net assets of the reporting unit, excluding goodwill, to the total fair value of the unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge would be recorded.
          As of December 31, 2010, the Company has identified six reporting units with recorded goodwill and has determined the estimated fair value substantially exceeds the carrying value of each reporting unit as of that date. The Company defines substantial as greater than 20%. A list of the Company’s reporting units and their respective amount of goodwill recorded in each reporting unit as of December 31, 2010, is as follows ($ in thousands):

Goodwill
Reporting Unit	Recorded
Lead Fabricating	$5,368
New York State Scrap Recycling	24,695
Pittsburgh, PA Scrap Recycling	3,674
Akron, OH Scrap Recycling	15,075
Texas PGM Recycling	9,988
Newark, NJ PGM Recycling	10,804

Total	$69,605

          At December 31, 2008, we performed our annual testing for impairment of goodwill. As part of our assessment of the recovery of goodwill, we conducted an extensive valuation analysis using an income approach based upon a five-year financial projection that took into consideration the then-current weak economic conditions with modest recovery occurring in the second half of 2009. The impairment analysis indicated that impairment existed at four reporting units and the Company recorded a goodwill impairment charge of $36.3 million for the year ended December 31, 2008.
          Throughout 2009 and into 2010, the financial markets and industries in which we operate improved from the conditions that existed at December 31, 2008. Additionally, we have experienced an increase in the price of our common stock and total market capitalization value. At December 31, 2010 and 2009, the Company’s market capitalization exceeded total stockholders’ equity by approximately $106.5 and $78.2 million, respectively. Significant improvements in economic conditions in industries in which we purchase and sell material have resulted in forecasts which, when used in our DCF model, support the carrying value of our goodwill in all of our reporting units. As a result, no indicators of impairment were identified for the years ended December 31, 2010 and 2009.

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 22, 2011

          Intangible Assets and Other Long-Lived Assets: We test all finite-lived intangible assets (amortizable) and other long-lived assets, such as fixed assets, for impairment only if circumstances indicate that possible impairment exists. To the extent actual useful lives are less than our previously estimated lives, we will increase our amortization expense on a prospective basis. We estimate useful lives of our intangible assets by reference to both contractual arrangements such as non-compete covenants and current, projected, undiscounted cash flows for supplier and customer lists. At December 31, 2010 and 2009, no indicators of impairment were identified and no adjustments were made to the estimated lives of finite-lived assets.
          The Company tests indefinite-lived intangibles such as trademarks and trade names for impairment by comparing the carrying value of the intangible to its fair value. Fair value of the intangible asset is calculated using the projected discounted cash flows produced from the intangible. If the carrying value exceeds the projected discounted cash flows attributed to the intangible asset, the carrying value is no longer considered recoverable and the Company will record impairment. At December 31, 2010, the computed fair value of our indefinite-lived intangibles was substantially in excess of their respective carrying values.
          At December 31, 2008, as of a result of: significant adverse changes in the global economic environment, as well as the business climate for commodities in which we operate; changes to the Company’s operating results and forecasts; and a significant reduction in the Company’s market capitalization; the carrying value of certain items of the Company’s other long-lived assets exceeded their respective fair value as of that date. As such, the Company recorded an impairment charge of $22.8 million to other intangible assets for the year ended December 31, 2008.
Item 9A — Controls and Procedures, page 46
Evalutation of Disclsoure Controls and Procedures, page 46
3.	We note that you define disclosure controls and procedures as those controls and procedures “that are effective in timely providing [you] with material information relating to the Company required to be disclosed in the reports the Company files or submits under the Exchange Act.” This is an incomplete definition of disclosure controls and procedures per the Exchange Act Rules 13a-15(e) and 15d-(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 22, 2011

your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
          The Company will comply with the Commission’s request in future filings. Set forth below is a modified description of our evaluation of disclosure controls and procedures as of December 31, 2010.
Evaluation of Disclosure Controls and Procedures
          As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
          There were no material changes in our internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          The report called for by Item 308(a) of Regulation S-K is included herein as “Management’s Report on Internal Control Over Financial Reporting.”
          The attestation report called for by Item 308(b) of Registration S-K is included herein as “Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting.”
FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2011
4.	Please address the above comments in your interim filings as well, as applicable.
          The Company will comply with the Commission’s request. The above two disclosures will, as applicable, also be included to the extent required in future 10-Qs.

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 22, 2011

          The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Eric W. Finlayson
Eric W. Finlayson
Senior Vice President and Chief Financial Officer